

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 4, 2016

Via E-mail
Leonardo Del Vecchio
Executive Chairman
Luxottica Group S.p.A
Piazzale L. Cadorna 3,
Milan 20123, Italy

>   **Re: Luxottica Group S.p.A**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed April 21, 2016**
>   **File No. 001-10421**

Dear Mr. Del Vecchio:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Kevin J. Kuhar
>
>   Kevin J. Kuhar
>   Accounting Branch Chief
>   Office of Electronics and Machinery